Exhibit 6.6

Letter of Intent Investment Capital

Primeline (Hong Kong) Ltd.
4A, Hoi Hing Bldg, 5-7 Mercury St.
North Point, Hong Kong
Represented by: Steven John Payne

Dec 29th 2017

Attn: SmartCard Marketing Systems Inc. (OTC:SMKG)
20c Trolley Square,
Wilmington De 19806

Dear Mr. Barone,

This is to confirm our Intent to capitalize on the investment in SmartCard Marketing Systems Inc. (OTC:SMKG). As per our earlier confirmation and price per share reservation offered to us at $0.045 USD by you for the amount $800k (eight hundred thousand USD) and up to $1,1 Million (one million USD) paid up in capital investment until June 1st of first business day of the month 2018.

Undertaking by Primeline HK;

•	A deposit of $20k (twenty thousand USD) upon signing of the Letter of intent, the date of the deposit is agreed as December 31st 2017

•	1st tranche payment Jan 15th 2018 of 250k USD (two hundred fifty thousand USD) Primeline has the right to assign the tranches to the related parties, if assigned to alternate parties the appropriate ID's will be provided at the time of the funds disbursements.

•	2nd tranche payment of $250k USD on March 1st 2018 (two hundred fifty thousand USD)

•	3rd Tranches payment of $300k USD on June 1st 2018 (three hundred thousand USD)

•	4th Tranches payment for an additional 300k USD by June 2018 if executed with the paid in capital of $800K (eight hundred thousand USD) for a total of $l.lm (one million one hundred thousand USD) will have a pps of $0.0295

Note: Upon signing of the letter of Intent, receiving the deposit and 1st tranche payment will conclude the prior engagement of the investment as paid up capital for the 25% of $1 million dollars invested as options exercised.

Warrants attached;

The company agreed to reserve 5 (five) million warrants at a price per share of $0.065 USD good until June 1st 2018, after this date the warrant price will be market price per share with a discount of 20%, a floor price per share of $0.075 good until December 1st 2018.

About SmartCard Marketing Systems, Inc.

SmartCard Marketing Systems Inc. (SMKG:OTC) is a Fintech advisory Co & solutions provider to the payments industry, delivering cloud-based EMV Host Acquiring & Issuing solutions to banks, telecoms and enterprise customers. In addition, the company's in-house lab offers customers proprietary software solutions including Genorocity.com, a coupon and incentive platform for the Retail & Events industry, Check21SAAS.com a Remote Deposit Check solution for X9 clearing and VelocityMWallet.com, a transaction payment ecosystem for alternative payment solutions & processing. For more information, go to www.smartcardmarketingsystems.com.

Both parties agree to sign the documents in English and send electronically.

Steve Payne	Massimo Barone CEO SMKG

/s/ Steve Payne	/s/ Massimo Barone

Primeline (Hong Kong) LTD	SmartCard Marketing Systems lnc(OTC:SMKG)

Date: Dec 29th 2017	Date: Dec 29th 2017